

March 6, 2012

Via E-mail
Mr. Jeffrey A. Weiss
Chairman of the Board and Chief Executive Officer
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288

  Re: **DFC Global Corp.**
    Form 10-K for the Fiscal Year Ended June 30, 2011
    Filed August 29, 2011
    Proxy Statement on Schedule 14A
    Filed October 13, 2011
    Forms 10-Q for the Quarterly Periods ended September 30, 2011 and
    December 30, 2011
    Filed November 7, 2011 and February 9, 2012
    File No. 000-50866

Dear Mr. Weiss:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011
Business, page 2
Short-Term Single Payment Loans, page 9

1. Given that 55 percent of your revenues were derived from payday loans, please provide to us and undertake to revise your description of your payday loan business, on page 9, to provide more detail including, but not limited to, the following:

- revise the first paragraph to disclose what if any underwriting standards you apply to loan applications including whether you make loans without checking the credit history of borrowers;

- revise the second paragraph to disclose the percentage of your payday loans during the past fiscal year that at the end of their initial term were rolled over, extended, renewed or paid and replaced by a new payday loan (consecutive transaction); and

- revise the fifth paragraph to disclose the actual "number of unpaid balances beyond stated terms" and the aggregate amount as of the end of your last fiscal year and provide detail as to the policies and procedures of your "collection activities."

Management's Discussion and Analysis, page 33

2. Please provide to us and undertake to revise your executive summary to include discussion and analysis of the following:

- trends in the regulation of payday lending in each of your markets including new regulations, examination and investigations of payday lenders by the Consumer Financial Protection Bureau; and

- trends in your conducting business over the internet and any changes in competition.

Supplemental Statistical Data, page 61

3. Given the significant increase in pawn lending in 2011 compared to 2010, please consider revising future filings to present statistical data related to this lending activity that enables a reader to better understand the key drivers behind the reported results for this line of business.

Item 8. Financial Statements
Consolidated Statements of Cash Flows, page 71

4. We note on page 73 that you have reclassified pawn loans from Consumer Loans, net and now separately present them on your Consolidated Balance Sheet, with the balance increasing from $35.5 million at June 30, 2010 to $136.2 million at June 30, 2011. We further note that you do not separately present cash flow activities associated with these loans. Please address the following:

- Tell us how you treat the cash flows related to the sale of forfeited collateral associated with pawn lending in your statements of cash flows and when the related cash flows are recorded. Specifically address how and when the related cash inflows and outflows for each classification are recorded and your basis for including the amounts you do in each classification when you do.

- Tell us whether you have included any noncash activities in your statements of cash flows. In this regard, it would appear consistent with ASC 230-10 that when pawn loans are forfeited one would disclose the loan forfeiture as non-cash investing activity since the transfer of collateral into an inventory account does not represent a cash transaction. Furthermore, when the collateral is sold, it would appear appropriate to bifurcate the cash inflow between the investing and operating sections to reflect the return of the original investment in the investing section and any gross profit on the sale as a return on the loan investment in the operating section.

- Tell us how you report pawn loans that are renewed in the cash flow statement and the basis for that treatment under ASC 230-10.

5. As a related matter, please tell us your basis for treating the consumer loan activities as cash flows from operating activities. In this regard, it would appear consistent with ASC 230-10-45-12 to classify all cash flows aside from the portion of repayment that represents interest and fees and the provision for loans losses in the investing section as these loans were not acquired specifically for resale but rather for investment.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Loans in Default / Consumer Loan Loss Reserves Policy, page 74

6. We note that you segregate consumer loans and consumer loans in default along with the associated allowance for loan losses for each of these classifications. We also note your loans in default and consumer loan loss reserves policies on page 74, which appear to indicate that an allowance is not established until the period in which the loan is placed in default status. Please revise your disclosure in future filings to more clearly disclose your loan loss reserve policy for both consumer loans and consumer loans in default and to bridge the gap between this policy disclosure and the aforementioned segregated presentation throughout the financial statements.

7. We note your disclosure on page 42, and elsewhere throughout the Form 10-K, that the provision for loan losses was influenced by a changing mix of loan products and countries, including a stronger mix of internet-based loans in the UK, which typically carry a higher loan loss, but lower overall operating costs than the store based business. Furthermore, in the recent earnings conference calls management stated

that losses run two times as high in the internet lending business compared to in-store originated consumer loans. Please revise future filings to:

- explain the underlying factors which resulted in higher credit risk in your internet based lending compared to in-store originated consumer loans;

- explain whether the default and delinquency statistics for internet based loans show a different trend than in-store originated consumer loans; and

- discuss how you consider these factors in the determination of your allowance for loan losses.

8. Please tell us how you determined that internet based loans should not be identified as a separate portfolio segment or class in accordance with ASU 2010-20. Also tell us if you pool internet based loans with in-store originated consumer loans when you collectively measure impairment on this portfolio. If you do, please tell us how you determined that these loans share common risk characteristics given the higher charge-off percentage associated with the internet loans. Lastly, tell us how you determined that internet based loans should not be identified as a separate class of consumer loans receivable.

Note 6. Financing Receivables, page 85

9. We note that the amount of charge-offs and recoveries associated with your consumer loan portfolio as disclosed on page 86 (i.e., $72.9 million of charge-offs and $16.0 million of recoveries for the year ended June 30, 2011) differs from that disclosed on page 61 (i.e., 217.2 million of charge-offs and $162.1 million of charge-offs for the year ended June 30, 2011). Please explain and revise future filings as necessary.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

10. We note your increased focus on Internet-based lending and recent acquisitions in this lending space. Given your disclosures surrounding the impact of Internet-based lending on your increased consumer lending revenues and its consideration in your determination of loan loss provisions, please tell us and revise future filings to provide an enhanced discussion of short-term single payment consumer loans offered via the Internet and mobile phone technologies. Consider discussing the typical customers for these loans, loan terms and features, underwriting, regulatory

environment for these loans comparing and contrasting to consumer loans that are offered in your retail financial service locations. Specifically address whether origination standards are different for Internet and mobile phone originated loans compared to loans originated in your retail financial service locations and discuss any increased risk associated with this activity.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

11. Please provide to us and undertake to revise, consistent with Item 402(b)(2)(xiv) and Instruction 1, the disclosure on page 28 relating to the peer group you designed and used to benchmark your executive compensation including the following:

- disclose the bases on which you selected companies to be part of your peer group;

- explain the reasons why most of the issuers you selected to be in your peer group are not in the same industry or line of business as you and do not serve your customers and explain why you base the amount of compensation you pay to your executives on the compensation paid to executives of higher end American retail fashion companies such as Aeropostal, Chicos, J. Crew and Talbotts; and

- explain the reasons you chose to develop one peer group for purposes of determining the amount of compensation to pay to your executives and a completely different peer group (consisting of five financial services companies) to compare your return to shareholders (on page 30 of your Form 10-K).

12. As we requested in comment one of our letter to you dated, May 6, 2011, please provide to us and undertake to revise your discussion of annual bonuses (consistent with Item 402(b)(2)(v) and Regulation S-K Compliance and Disclosure Interpretation 118.04) to clarify the performance targets, such a the company-wide EBIDTA targets referred to in footnote 4 of your on page 19, used in determining cash incentive compensation for your named executive officers.   Please provide to us and undertake to revise your summary compensation table on page 32 to disclose cash bonus awards in the column so designated instead of including such bonuses under the column entitled "Non-equity Incentive Plan Compensation."

13. Please provide to us and undertake to revise your discussion on pages 41-43 relating to substantial increases in the amount of compensation to be paid to your Chairman and CEO Mr. Weiss to comply with Item 402(b) and Instructions 2 and 3 including the following:

- at the outset of your discussion, disclose the range in the dollar value of total compensation for each year of the agreement and the percentage of increase from the previous year; and

- with regard to each element of compensation, disclose the dollar and percentage amount of increase from the previous year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202)-551-3697 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or Todd K. Schiffman, Assistant Director at (202) 551-3375 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant